Exhibit 10.92

Chicago Dallas Dotroit New York San Francisco
February 5, 2009
F. Edwin Harbach
President & Chief Executive Officer
BearingPoint, Inc.
3 World Financial Center
200 Vesey Street
New York, NY 10281
Re: Interim Management and Restructuring Services
Dear Ed:
This letter, together with the attached Schedule(s), Exhibit and General Terms and Conditions, sets forth the agreement (“Agreement”) between AP Services, LLC, a Michigan limited liability company (“APS”), and BearingPoint, Inc. (“BearingPoint” or the “Company”) for the engagement of APS to provide certain temporary employees to the Company to assist it in its restructuring as described below. This Agreement replaces in their entirety the agreements between AlixPartners, LLP a limited liability partnership (“AlixPartners”) and the Company (i) the engagement letter dated September 23 and its First Amendment November 10, 2008 and its Second Amendment dated January 7, 2009 and (ii) the engagement letter providing an interim Chief Financial Officer to the Company also dated November 10, 2008.
All defined terms shall have the meanings ascribed to them in this letter and in the attached Schedule(s), Exhibit and General Terms and Conditions.
Generally, the engagement of APS, including any APS Temporary Staff who serve in Executive Officer positions, shall be under the supervision of the Board of Directors of the Company and the direct supervision of its Chief Executive Officer.
Objectives and Tasks
APS will provide Kenneth A. Hiltz to serve as the Company’s Chief Financial Officer (“CFO”), reporting to the Company’s Chief Executive Officer. Working collaboratively with the senior management team, the Board of Directors and other Company professionals, Mr. Hiltz will perform the services and carry out the duties that a CFO of a similar company would perform or carry out and any other services or duties as may be requested from time to time by the Chief Executive Officer.
2000 Town Center | Suite 2400 | Southfield, MI | 48075 | 248.358.4420 | 248.358.1969 fax | www.alixpartners.com

F. Edwin Harbach
February 5, 2009

In addition to providing Ken Hiltz as interim CFO, the responsibilities of APS will be as follows:
•	Manage the Company’s financial and treasury functions.

•	Work with the senior management of the Company to obtain covenant relief from its bank lenders and other creditors.

•	Assist the Company in obtaining and compiling information that is needed to present the Company to prospective purchasers or investors and to further support those efforts assisting with matters such as due diligence and obtaining or preparing supplemental information that may be needed to obtain maximum value for the Company’s stakeholders.

•	Assist management, as requested, with the evaluation of various restructuring initiatives and strategic alternatives.

•	Assist the Company and its management in developing a short-term cash flow forecasting tool and related methodologies.

•	Analyze cash sources and identify potential additional sources of cash.

•	Monitor actual receipts and disbursements and reconcile to forecast.

•	Assist management to improve the Company’s net cash position.

•	Assist the Company in developing an actual to forecast variance reporting mechanism including written explanations of key differences.

•	Work with the Company’s legal, tax and treasury groups and management of the Company’s foreign operations in facilitating appropriate cost reallocations and the repatriation of cash to the U.S.

•	Assist with providing testimony before the Bankruptcy Court on matters that are within our areas of expertise, as necessary.

•	Assist in communication, presenting information and/or negotiation with outside constituents including the banks, their advisors and committees appointed by the Bankruptcy Court and the Bankruptcy Court itself.

•	Assist with the preparation of the statement of affairs, schedules and other regular reports required by the Bankruptcy Court or which are customarily issued by the Company’s Chief Financial Officer.

•	Assist as requested in tasks such as reconciling, managing and negotiating claims, determining preferences and collection of same, document management, preservation of electronic data and the like.

F. Edwin Harbach
February 5, 2009

•	Assist the Company and its counsel in confirmation of any plan of reorganization filed in these Chapter 11 cases.

•	Assist with such other matters as may be requested that fall within APS’ expertise and that are mutually agreeable.
Staffing
APS will provide the Company with the individuals set forth on Exhibit A (“Temporary Staff”), subject to the terms and conditions of this Agreement, with the titles, pay rates and other descriptions set forth therein.
The Temporary Staff may be assisted by or replaced by other professionals at various levels, as required, who shall also become Temporary Staff. APS will keep the Company informed as to APS’ staffing and will not add additional Temporary Staff to the assignment without first consulting with the Company to obtain Company concurrence that such additional resources are required and do not duplicate the activities of other employees or professionals.
If APS finds it desirable to augment its professional staff with independent contractors (an “I/C”) in this case, (i) APS will file, and require the I/C to file, 2014 affidavits indicating that the I/C has reviewed the list of the interested parties in this case, disclosing the I/C’s relationships, if any, with the interested parties and indicating that the I/C is disinterested; (ii) the I/C must remain disinterested during the time that APS is involved in providing services on behalf of the Company; and (iii) the I/C must represent that he/she will not work for the Company or other parties in interest in this case during the time APS is involved in providing services to the Company.
APS’ standard practice is to charge for an I/C’s services at the APS rate for a professional of comparable skill and experience, which rate typically exceeds the compensation provided by APS to such I/C.
Timing and Fees
APS will commence this engagement upon receiving a copy of the Agreement executed by the Company.
The Company shall compensate APS for its services, and reimburse APS for expenses, as set forth on Schedule 1.

F. Edwin Harbach
February 5, 2009

* * *
In the event the Company seeks protection under the U.S. Bankruptcy Code, the Company will promptly apply to the Bankruptcy Court to obtain approval of APS’ retention and Retainer nune pro tune to the date of the filing.
If these terms meet with your approval, please sign and return the enclosed copy of the Agreement.
We look forward to working with you.
Sincerely yours,
AP Services, LLC

/s/ Kenneth A. Hiltz
Kenneth A. Hiltz
Its Authorized Representative

Acknowledged and Agreed to:

BEARINGPOINT, INC.

By:	/s/ Ed Harbach
	Its:	Chief Executive Officer

Dated:

AP Services, LLC
Employment by BearingPoint, Inc.
Exhibit A
Temporary Staff
Individuals with Executive Officer Positions

		Hourly	Commitment
Name	Description	Rate	Full[1] or Part[2] Time
Kenneth A. Hiltz	Chief Financial Officer	$790	Full Time
Additional Temporary Staff

		Hourly	Commitment
Name	Description	Rate	Full[1] or Part[2] Time
David Johnston	Engagement & Finance Leader	$595	Full Time
Charles N. Braley	Cash Forecasting & Management	$525	Full Time
Nishit Shah	Cash Forecasting & Management	$365	Full Time
Robert Torti	Cash Forecasting & Management	$365	Full Time
Steve F. Hodkinson	Accounting Leader	$650	Full Time
James Nelson	Business Planning	$365	Full Time
Barry Folse	Case Management Services	$685	Part Time
Bryan K. Porter	Case Management Services	$595	Full Time
Dudley Jordan	Case Management Services	$450	Full Time
Jim Swindell	Case Management Services	$395	Full Time
Bobbie Phillips	Case Management Services	$235	Part Time
Julia Mysinger	Case Management Services	$200	Part Time
The parties agree that Exhibit A can be amended by APS from time to time to add or delete staff, and the Monthly Staffing Reports shall be treated by the parties as such amendments.

[1]	Full time is defined as substantially full time.

[2]	Part time is defined as approximately 2-3 days per week, with some weeks more or less depending on the needs and issues facing the Company at that time.

			Commitment
Name	Description	Hourly Rate	Full[1] or Part[2] Time
Bruce Myers	IT Assessment Services	$790	Part Time
Margaret Adams	IT Assessment Services	$595	Part Time
Michael Wagoner	IT Assessment Services	$450	Part Time
Juan Menendez	Case Management Services	$295	Part Time
Michelle Campbell	Communications	$595	Part Time
John Franks	Communications	$510	Part Time
Alexandra Griffin	Communications	$235	Full Time
Tassie Powers	Paralegal	$160	Full Time
The parties agree that Exhibit A can be amended by APS from time to time to add or delete staff, and the Monthly Staffing Reports shall be treated by the parties as such amendments.

[1]	Full time is defined as substantially full time.

[2]	Part time is defined as approximately 2-3 days per week, with some weeks more or less depending on the needs and issues facing the Company at that time.

Schedule 1
Fees and Expenses
1.	Fees: APS’ fees will be based on the hours worked by APS personnel at APS’ hourly rates, which are:

MD	$685-995
Director	$510-685
Vice President	$350-500
Associate	$260-365
Analyst	$235-260
Paraprofessional	$180-210
APS reviews and revises its billing rates on January 1 of each year.

2.	Success Fee: In addition to hourly fees, APS may be compensated for its efforts by the payment of the Success Fee (as defined below). The Company understands and acknowledges that the Success Fee is an integral part of APS’ compensation for the engagement.

The Company agrees that it will pay to APS a success fee of $4,500,000 (the “Success Fee”) promptly upon consummation of a transaction (“Transaction”).

For the purposes of this Agreement, a Transaction shall be deemed to have been consummated upon the earliest of any of the following events to occur: (1) as between the Company and any other persons, (A) the acquisition by either such party of a majority of the outstanding common stock of, or voting power in, the other party calculated on a fully-diluted basis; (B) a merger or consolidation of such parties in which a party acquires a majority of the outstanding common stock of, or voting power in, the other party calculated on a fully-diluted basis; (C) the acquisition by either such party of assets of the other party representing all or substantially all of such other party’s assets, or (D) either such party obtaining the ability to elect a majority of the directors of the other party standing for election, whether or not such election is possible (by reason of classification of directors), at the next annual meeting of such other party’s shareholders, whether or not such election occurs; (2) the consummation of any material recapitalization or debt restructuring of the Company, including but not limited to a tender offer or exchange for, or a material amendment to the terms of, two or more of the following: (i) the Company’s various debt securities, (ii) the Company’s term debt facility, and (iii) the Company’s synthetic letter of credit facility; or (3) upon confirmation of a Chapter 11 Plan of Reorganization accomplishing any of the foregoing.

3.	Expenses: In addition to the fees set forth herein, the Company shall pay directly, or reimburse APS upon receipt of periodic billings, for all reasonable out-of-pocket expenses incurred in connection with this assignment, such as travel, lodging, postage and telephone and facsimile charges.

4.	Break Fee: APS does not seek a Break Fee in connection with this engagement.

5.	Retainer: APS acknowledges receipt of the Retainer in the amount of $1,000,000 by transfer from AlixPartners, LLP. The Retainer will be applied against Fees and Expenses as set forth in this Schedule and in accordance with Section 2 of the attached General Terms and Conditions. No additional Retainer is required.

AP Services, LLC
General Terms and Conditions
These General Terms and Conditions (“Terms”) are incorporated into the letter agreement (“Agreement”) between the Company and APS to which these Terms are attached. In case of conflict between the wording in the letter agreement and these General Terms and Conditions, the wording of the letter agreement shall prevail.
Section 1. Company Responsibilities
The Company will undertake responsibilities as set forth below:
1.	Provide reliable and accurate detailed information, materials, documentation and

2.	Make decisions and take future actions, as the Company determines in its sole discretion, on any recommendations made by APS in connection with this Agreement.
APS’ delivery of the services and the fees charged are dependent on (i) the Company’s timely and effective completion of its responsibilities; and (ii) timely decisions and approvals made by the Company’s management. The Company shall be responsible for any delays, additional costs or other deficiencies caused by not completing its responsibilities.
Section 2. Retainer, Billing and Payments
Retainer and Billing. APS will submit semi-monthly invoices for services rendered and expenses incurred and will offset such invoices against the Retainer. Payment will be due upon receipt of the invoices to replenish the Retainer to the agreed-upon amount. Any unearned portion of the Retainer will be returned to the Company at the termination of the engagement.
Payments. All payments to be made by the Company to APS shall be payable upon receipt of invoice via wire transfer to APS’ bank account, as follows:
Receiving Bank:	Comerica Bank ABA #072000096

Receiving Account:	AP Services, LLC A/C #1851-765410

Currency:	USD
Section 3. Relationship of the Parties
The parties intend that an independent contractor relationship will be created by the Agreement. As an independent contractor, APS will have complete and exclusive charge of the management and operation of its business, including hiring and paying the wages and other compensation of all its Temporary Staffs and agents, and paying all bills, expenses and other charges incurred or payable with respect to the operation of its business. Of course, Temporary Staff of APS will not be entitled to receive from the Company any vacation pay, sick leave, retirement, pension or social security benefits, workers’ compensation, disability, unemployment insurance benefits or any other employee benefits. APS will be responsible for all employment, withholding, income and other taxes incurred in connection with the operation and conduct of its business.
The parties also agree not to solicit, recruit, or hire any Temporary Staff or agents of the other party during the term of the Agreement and for a period of one year subsequent to the completion and/or termination of the Agreement.
Section 4. Confidentiality
APS shall use reasonable efforts to keep confidential all non-public confidential or proprietary information obtained from the Company during the performance of its services hereunder (the “Information”), and neither APS nor the Temporary Staff will disclose any Information to any other person or entity, “Information” includes non-public confidential and proprietary data, plans, reports, schedules, drawings, accounts, records, calculations, specifications, flow sheets, computer programs, source or object codes, results, models or any work product relating to the business of the Company, its subsidiaries, distributors, affiliates, vendors, customers, Temporary Staff, contractors and consultants.
The foregoing is not intended to prohibit, nor shall it be construed as prohibiting, APS or the Temporary Staff from disclosure pursuant to a valid subpoena or court order, but neither APS nor the Temporary Staff shall encourage, suggest, invite or request, or assist in securing, any such subpoena or court order; and APS and the Temporary Staff shall promptly give notice of any such subpoena or court order by fax transmission to the Company. APS and the Temporary Staff may make reasonable disclosures of Information to third parties in connection with the performance of APS’ obligations and assignments hereunder. In addition, APS and the Temporary Staff will have the right to disclose to prospective clients on an individual basis (e.g., not as part of any marketing materials or a general solicitation) only that it provided services to the Company, but shall not provide any other information about its involvement with the Company.
The Company acknowledges that all information (written or oral), including advice and Work Product (as defined in Section 5), generated by APS and the Temporary Staff in connection with this engagement is intended solely for the benefit and use of the Company (limited to its management and its Board of Directors) in connection with the transactions to which it relates. The Company agrees that no such information shall be used for any other purpose or reproduced, disseminated, quoted or referred to with attribution to APS at any time in any manner or for any purpose without APS’ prior approval except as required by law.
Section 5. Intellectual Property
All methodologies, processes, techniques, ideas, concepts, know-how, procedures, software, tools, writings and other intellectual property that APS has created, acquired or developed prior to the date of this Agreement are, and shall remain, the sole and exclusive property of APS, and the Company shall not acquire any interest therein. APS shall be free to use all methodologies, processes, techniques, ideas, concepts, know-how, procedures, software, tools, writings and other intellectual property that APS may create or develop in connection with this engagement, subject to its duty of confidentiality to the extent that the

AP Services, LLC
General Terms and Conditions
same contain information or materials furnished to APS by the Company that constitute Information referred to in Section 4 above. Except as provided above, all information, reports, materials, software and other work product that APS creates or develops specifically for the Company as part of this engagement (collectively known as “Work Product”) shall be owned by the Company and shall constitute Information referred to in Section 4 above. APS may retain copies of the Work Product subject to its obligations under Section 4 above.
Section 6. Framework of the Engagement
The Company acknowledges that it is retaining APS to provide the Temporary Staff solely to assist the Company as described in the Agreement. This engagement shall not constitute an audit, review or compilation, or any other type of financial statement reporting engagement.
Section 7. Indemnification and Other Matters
The Company shall indemnify, hold harmless and defend APS and its affiliates and its and their partners, directors, officers, owners, Temporary Staff and agents (collectively, the “indemnitees”) from and against all claims, liabilities, losses, expenses and damages arising out of or in connection with the engagement of APS that is the subject of the Agreement. The Company shall pay damages and expenses as incurred, including reasonable legal fees and disbursements of counsel and the costs of APS’ professional time (APS’ professional time will be reimbursed at APS’ rates in effect when such future time is required), relating to or arising out of the engagement, including any legal proceeding in which an indemnitee may be required or agree to participate but in which it is not a party. The indemnitees may, but are not required to, engage a single firm of separate counsel of their choice in connection with any of the matters to which this indemnification agreement relates.
The Company shall use its best efforts to specifically include and cover, as a benefit for their protection, Temporary Staff serving as directors or officers of the Company or affiliates from time to time with direct coverage as named insureds under the Company’s policy for directors’ and officers’ (“D&O”) insurance. The Company will maintain such D&O insurance coverage for the period through which claims can be made against such persons. The Company disclaims a right to distribution from the D&O insurance coverage with respect to such persons. In the event that the Company is unable to include Temporary Staff under the Company’s policy or does not have first dollar coverage acceptable to APS in effect for at least $10 million (e.g., such policy is not reserved based on actions that have been or are expected to be filed against officers and directors alleging prior acts that may give rise to a claim), APS may, at its option, attempt to purchase a separate D&O policy that will cover the Temporary Staff only. The cost of same shall be invoiced to the Company as an out-of -pocket cash expense. If APS is unable to purchase such D&O insurance, then APS reserves the right to terminate the Agreement.
APS is not responsible for any third-party products or services. The Company’s sole and exclusive rights and remedies with respect to any third party products or services are against the third-party vendor and not against APS, whether or not APS is instrumental in procuring the third-party product or service.
APS shall not be liable to the Company except for actual damages resulting from bad faith, self-dealing, intentional misconduct or gross negligence.
Section 8. Governing Law and Arbitration
The Agreement is governed by and shall be construed in accordance with the laws of the State of Michigan with respect to contracts made and to be performed entirely therein and without regard to choice of law or principles thereof.
Any controversy or claim arising out of or relating to the Agreement, or the breach thereof, shall be settled by arbitration. Each party shall appoint one non-neutral arbitrator. The two party arbitrators shall select a third arbitrator. If within 30 days after their appointment the two party arbitrators do not select a third arbitrator, the third arbitrator shall be selected by the American Arbitration Association (AAA). The arbitration shall be conducted in Southfield, Michigan under the AAA’s Commercial Arbitration Rules, and the arbitrators shall issue a reasoned award. The arbitrators may award costs and attorneys’ fees to the prevailing party. Judgment on the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. However, in the event the Company files under Chapter 11, the Company and APS agree that the Bankruptcy Court shall have jurisdiction over any and all matters arising under or in connection with this Agreement, including the indemnification provisions outlined in Section 7, above.
Section 9. Termination and Survival
The Agreement may be terminated at any time by written notice by one party to the other; provided, however, that notwithstanding such termination APS will be entitled to any fees and expenses due under the provisions of the Agreement, including Success Fee and Break Fee in accordance with Schedule 1. Such payment obligation shall inure to the benefit of any successor or assignee of APS.
Additionally, unless the Agreement is terminated by the Company for Cause (as defined below) or due to circumstances described in the Success Fee provision in the Agreement, APS shall remain entitled to the Success Fee(s) that otherwise would be payable for the greater of 12 months from the date of termination or the period of time that that has elapsed from the date of the Agreement to the date of termination. Cause shall mean:
(a) a Temporary Staff member acting on behalf of the Company is convicted of a felony, or
(b) it is determined in good faith by the Board of Directors of the Company after 30 days notice and

AP Services, LLC
General Terms and Conditions
opportunity to cure, that either (i) a Temporary Staff member is engaging in misconduct injurious to the Company, or (ii) a Temporary Staff member is breaching any of his or her material obligations under this Agreement, or (iii) a Temporary Staff member is willfully disobeying a lawful direction of the Board of Directors or senior management of the Company.
Sections 2, 4, 5, 7, 8, 9 and 10 of these Terms, the provisions of Schedule 1 and the obligation to pay accrued fees and expenses shall survive the expiration or termination of the Agreement.
Section 10. General
Severability. If any portion of the Agreement shall be determined to be invalid or unenforceable, the remainder shall be valid and enforceable to the maximum extent possible.
Entire Agreement. These Terms, the letter agreement into which they are incorporated, the Schedule(s) and Exhibit to such letter agreement contain the entire understanding of the parties relating to the services to be rendered by APS and the Temporary Staff and may not be amended or modified in any respect except in a writing signed by the parties. APS is not responsible for performing any services not specifically described in the Agreement or in a subsequent writing signed by the parties.
Joint and Several. If more than one company signs this Agreement, the liability of each company shall be joint and several.
Limit of Liability. APS shall not be liable for incidental or consequential damages under any circumstances, even if it has been advised of the possibility of such damages. APS’ liability, whether in tort, contract, or otherwise, is limited to the amount of fees paid to APS for services on this engagement.
Notices. All notices required or permitted to be delivered under the Agreement shall be sent, if to APS, to:
AP Services, LLC
2000 Town Center, Suite 2400
Southfield, MI 48075
Attention: General Counsel
and if to the Company, to the address set forth in the Agreement, to the attention of the Company’s General Counsel, or to such other name or address as may be given in writing to the other party. All notices under the Agreement shall be sufficient if delivered by facsimile or overnight mail. Any notice shall be deemed to be given only upon actual receipt..